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[LANTE CORPORATION LETTERHEAD]

600 West Fulton Street
Chicago Illinois  60661
Tel:  (312) 696-5000
http://www.lante.com

                                  July 31, 2002

Dear Stockholder:

     I am pleased to inform you that as of July 18, 2002, Lante Corporation entered into an acquisition agreement with SBI and Company, pursuant to which a wholly-owned subsidiary of SBI and Company, SBI Acquisition Corp. (collectively, "SBI"), has commenced a tender offer to purchase all the outstanding shares of Lante's common stock for $1.10 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Lante's shares outstanding, on a fully diluted basis, being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of Lante's common stock not purchased in the tender offer (other than those shares for which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive $1.10 per share in cash.

     Your Board of Directors has (i) determined that the terms of SBI's tender offer and the related merger are in the best interests of Lante and its stockholders, (ii) approved the acquisition agreement and the transactions provided for therein and (iii) recommends that you accept SBI's offer by tendering all of your shares.

     Enclosed with this letter is a Schedule 14D-9 containing the recommendation of your Board of Directors and explaining the reasons behind the transactions, as well as the background to the transactions and other important information.

     Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                   Sincerely,

                                   /s/ C. Rudy Puryear
                                   -------------------------------------
                                   C. Rudy Puryear
                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER